

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2013

<u>Via E-mail</u>
Steven K. Sprague
President and Chief Executive Officer
Wave Systems Corp.
480 Pleasant Street
Lee, Massachusetts 01238

> **Re:** **Wave Systems Corp.**
> **Registration Statement on Form S-3**
> **Filed August 9, 2013**
> **File No. 333-190539**

Dear Mr. Sprague:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since it appears that you do not meet the public float requirement set forth in General Instruction I.B.1 to Form S-3, we assume you are relying instead upon General Instruction I.B.6 to use this form. If you are eligible to rely upon General Instruction I.B.6, please revise the prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and non-voting common equity, as well as the amount of all securities offered pursuant to this instruction during the prior twelve calendar month period. Refer to Instruction 7 to General Instruction I.B.6 of Form S-3.

<u>Item 17. Undertakings</u>

2. We note that you have included the undertaking set forth in Item 512(a)(5)(i) of Regulation S-K. Please explain why you believe that that undertaking applies to your proposed transaction. Refer to Rule 430B of Regulation C. Alternatively, please revise

to include the undertaking referencing Rule 430C, set forth in Item 512(a)(5)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Via E-mail
        Dave Cosgrove, Esq.
        Willkie Farr & Gallagher LLP